Exhibit 1

CIBC Greater Toronto Commercial Banking	TD Commercial Banking
199 Bay Street, 3rd Floor,	100 Wellington Street, 26th Floor,
Commerce Court West	Toronto, Ontario
Toronto, Ontario	M5K 1A2
M5L 1A7
Tel. 416-982-7772
Tel. 416-980-4354	Fax. 416-982-6076
Fax. 416-980-5352

September 27, 2006

PRIVATE & CONFIDENTIAL

Globalive Communications Corp.

80 Adelaide Street East, 6th Floor

Toronto, Ontario

M5C 3E4

Attention:	Mr. Anthony Lacavera Mr. Brice Scheschuk Mr. Stewart Thompson

Dear Sirs:

Canadian Imperial Bank of Commerce (“CIBC”) and Toronto Dominion Bank (“TD”) are pleased to present a Committed Offer of Finance in accordance with the terms and conditions contained herein. The purpose of the financing is to provide senior credit facilities for Globalive Communications Corp. for the purposes of acquiring Yak Communications Inc and its subsidiaries.

Borrowers:	Globalive Communications Corp (“Borrower”).

Co-Lead Arrangers:	Canadian Imperial Bank of Commerce (“CIBC”) and the Toronto Dominion Bank (“TD”) each propose to underwrite 50% of the credit facilities in accordance with the terms and conditions described below.

Lenders:	CIBC and TD are referred to in this Summary as the “Lenders”.

Closing Date:

“That date (the “Closing”) on which the Borrower: (i) acquires a sufficient number of securities of Yak so as to permit the Borrower to avail itself of the compulsory acquisition provisions of the applicable securities/corporate statutes in respect of the remaining outstanding securities of Yak at such time (and in any event acquires no less than 80% of the total issued and outstanding YAK shares) (the “Transaction”) and (ii) satisfies all other Conditions Precedent to Funding as contained herein (provided that such date is not later than December 29, 2006 in which case this offer to finance shall lapse and be of no effect unless otherwise agreed to in writing by the Lenders at their sole discretion).”

Transaction:	The establishment of credit facilities to finance the Transaction by Borrower of 100% of the outstanding shares of Yak.

Amount:

An aggregate of up to $65,000,000 in Canadian dollars (“C$”), or the equivalent amount in United States dollars (“US$”) will be available in multiple credit facilities (each a “Credit Facility” and collectively, the “Credit Facilities”).

Summary of Terms for the Revolving Operating Credit Facility (“Revolver”)

Maximum Amount:	C$10,000,000 (the “Maximum Amount”); to be undrawn on Closing.

Maturity:	364 days from Closing, with full repayment on maturity.

Availability:	Drawings are to be governed by a borrowing base (“Borrowing Base”), which is based on up to 80% of eligible accounts receivable; less priority accounts payable and any potential contra accounts.

The Borrower may draw under the Revolver by way of:

-	Prime Rate Loans in Canadian dollars;

-	U.S. Base Rate Loans in U.S. dollars;

-	Canadian dollar Banker’s Acceptance (“BA’s”), with terms of 1, 2, or 3 months, subject to availability;

-	London Inter-Bank Offered Rate Loans in U.S. dollars (“LIBOR Loans”) with terms of 1, 2, or 3 months, subject to availability

-	Letters of Credit with terms of up to one year, subject to a cap of $1,500,000.

Purpose:	To assist the Borrower with working capital requirements and other general corporate purposes, excluding capital expenditure.

Conditions:	All L/Cs under this Credit are to be used for general business purposes and may not have terms to expiry of more than 12 months.

Summary of Terms for the Non-Revolving Term Loan Facility (“Term Facility”)

Amount:	C$45,000,000

Maturity:	3 years from Closing.

Amortization:	The Term Facility will amortize according to the following schedule, payable in equal quarterly instalments:

Period	Annual Amount
Year 1 (2007)	$10,000,000
Year 2 (2008)	$15,000,000
Year 3 (2009)	$15,000,000
Bullet at Maturity	$5,000,000

Availability:	The Borrower may draw under the Term Facility by way of a single drawing made at Closing and thereafter only by way of rollovers and conversions by way of:

-	Prime Rate Loans in Canadian dollars;

-	BA’s with terms of 1, 2, or 3 months, subject to availability;

-	U.S. Base Rate Loans in U.S. dollars; and

-	LIBOR Loans with terms of 1, 2, or 3 months, subject to availability.

Purpose:	The Term Facility will be used to assist with financing the Transaction.

Summary of Terms for the Non-Revolving Cash Bridge Loan Facility (“Bridge Facility”)

Amount:	C$10,000,000.

Maturity:	7 days from Closing.

Amortization:	100% bullet payment due on Maturity.

Availability:	The Borrower may draw under the Bridge Facility by way of a single drawing made at Closing and thereafter only by way of rollovers and conversions by way of:

-	Prime Rate Loans in Canadian dollars;

-	U.S. Base Rate Loans in U.S. dollars; and

Any undrawn amounts of the Bridge Facility at Closing will be cancelled.

Security:	The Facility will be fully cash collateralized and will be supported by all other security as required hereunder.

Purpose:	The Facility will be used to assist with financing the Transaction.

General Terms and Conditions

Interest Rate:	The Credit Facilities will bear interest according to the following table, (“Pricing Grid Table”) which is based on the ratio of Total Funded Debt to EBITDA:

Total Funded Debt to EBITDA	Cdn. Prime & USBR	BA’s Stamping Fee & LIBOR Loans, L/C’s	Standby Fees
≥2.25 x	150 bps	275 bps	50 bps
≥1.75 x	125 bps	250 bps	37.5 bps
≥1.25 x	100 bps	225 bps	37.5 bps
< 1.25 x	0 bps	125 bps	25 bps

Non-refundable Standby Fees, based on the undrawn portion of the Revolver, are to be paid to each Lender by the Borrower, monthly in arrears according to the above schedule.

The Total Funded Debt to EBITDA Ratio shall be measured on a quarterly basis to determine the pricing for the following quarter. EBITDA shall be calculated on a rolling four-quarter basis.

Fees:

As per the Fee Letter dated September 27, 2006 (the “Fees Letter”) provided under separate correspondence which is to be executed and returned by the Borrower concurrent with this Term Sheet by September 29, 2006 failing which this Committed Offer will become null and void.

Security:

The existing security currently held by CIBC plus any other usual and customary security for transactions of this type in form and substance satisfactory to the Lenders (together with such other security as the Lenders, acting reasonably in their sole discretion, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation:

First ranking security over all of the present and future undertaking and property of the Borrower and a first ranking pledge of all securities in all present and future subsidiaries of the Borrower now or in the future held by the Borrower and an assignment of all material contracts, licenses, brands, trademarks, intellectual property etc., acknowledged by the counterparties thereto, subject to acceptable permitted liens, as advised by Lenders’ counsel,

Full recourse guarantees from any subsidiaries of the Borrower supported by first ranking security over all of the present and future undertaking and property of each such subsidiary and a first ranking pledge of all securities in all other present and future subsidiaries of the Borrower now or in the future held by such subsidiary and an assignment of all material contracts, licenses, brands, trademarks, intellectual property etc., acknowledged by the counterparties thereto, subject to acceptable permitted liens, as advised by Lenders’ counsel,

Full recourse guarantee from Canada Payphone Corporation supported by first ranking security over all of the present and future undertaking and property (Note: this guarantee will not be required if Canada Payphone Corporation is merged with the Borrower prior to closing of YAK),

Assignment of insurance policies,

Landlords’ waiver and assignment of lease,

Credit Agreement executed between the Borrower and the Lenders,

Postponements of all shareholders’ and related party loans,

Pledge of shares of the Borrower, including all wholly owned and non-wholly owned material subsidiaries,

Inter-creditor agreement executed amongst the Lenders and the Subordinated Debt providers and the Borrower outlining the various priority interests re: Security,

All Credit Facilities are to rank pari passu. Any interest rate or foreign exchange rate hedging facilities provided by the Lenders, subject to appropriate limitations on hedging facilities to be determined, will also rank pari passu with the Credit Facilities,

Security documents or additions thereto, are subject to satisfactory due diligence by counsel

Voluntary Prepayments:

The Borrower may voluntarily prepay advances at any time, without premium or penalty, subject to 3 business days notice, minimum amount of C$1,000,000 and reimbursements of breakage funding costs and related expenses, if any. BA’s may not be prepaid, only cash collateralized. All Voluntary Prepayments under the Term Loan will be applied in the inverse order of maturity.

Mandatory Prepayments:	In addition to any regularly scheduled payments of principal, the Borrower will be required to make the following additional mandatory payments:

(i)	Cash of the Borrower and YAK and their subsidiaries to be used to repay the Bridge Facility immediately upon its availability for such purpose and, in any event, no later than the maturity date of the Bridge Facility.

(ii)	Any excess of the Revolver balance over the lesser of the Maximum Amount and the Borrowing Base;

(iii)	Net proceeds of asset dispositions (other than sales of inventory in the ordinary course of business) to be paid within 3 business days of closing of disposition, subject to rights to replace assets disposed;

(iv)	100% of the net cash proceeds from any equity offering to be paid within 2 business days of closing of equity offering;

(v)	100% of the net cash proceeds from any permitted debt issuance to be paid within 2 business days of closing of debt issuance;

(vi)	100% of the net cash proceeds from any insurance proceeds to be paid within 2 business days of receipt;

(vii)	Annual sweep of 75% of excess cash flow due 120 days after fiscal year end. The sweep will reduce to 0% when the Term Facility is repaid in full. Excess cash flow to be defined as EBITDA less permitted capital expenditures and cash taxes, cash interest, scheduled and voluntary principal repayments on the Term Facility.

(viii)	Any excess over the limit of a Credit Facility outstanding under such Credit Facility as a result of currency fluctuations.

Application of Proceeds:

Voluntary Prepayments will be applied as detailed above, while Mandatory Prepayments pursuant to the above (other than (i) and (vii) above) shall be applied to Term Facility payments in the inverse order of maturity.

Documentation:

The definitive documents are governed by the laws of the Province of Ontario and the laws of Canada applicable in such Province and will contain conditions precedent; affirmative, negative, and financial covenants; indemnities; events of default and remedies; and representations and warranties, as required by the Lenders.

Conditions Precedent to Funding:

Usual and customary for transactions of this type (together with such other conditions precedent as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, without limitation, completion of the following conditions precedent to the satisfaction of the Lenders at their sole discretion::

(i)	Satisfactory evidence that the Borrower shall obtain unrestricted access to Yak’s cash and short term investments and the availability of such cash in the merged entity to help facilitate the acquisition financing, and all documentation related thereto;

(ii)	First ranking perfected charge over the Borrower’s and Yak’s cash and short term investments;

(iii)	Execution and delivery of acceptable credit and security (including registrations and search reports relative to security and opinions relative to all credit documents) documentation, which embodies the terms and conditions contained in this Summary;

(iv)	Completion of the Transaction on terms and conditions and in a manner acceptable to the Lenders;

(v)	The Lenders shall be satisfied that the tender offer by the Borrower for the securities of Yak has been accepted by a sufficient number of the holders of the securities of Yak so as to permit the Borrower to avail itself of the compulsory acquisition provisions of the applicable securities/corporate statutes (in any event no less than 80% of the outstanding YAK shares are to be tendered upon closing);

(vi)	The Borrower to provide a closing Balance Sheet consolidating its results with that of Yak;

(vii)	Satisfactory confirmatory financial, business, environmental, regulatory and legal due diligence with same to confirm no material adverse changes and/or no Lender’s receipt of information or any other matter that, in the Bank’s opinion, is inconsistent with the information or matter disclosed to the Bank prior to the date hereof;

(viii)	Satisfaction with terms of the Subordinated Debt and the supporting inter-creditor agreement;

(ix)	Satisfactory review of the Borrower’s pro-forma balance sheet, giving effect to the Transaction, together with a compliance certificate providing evidence the Borrower’s compliance with all terms and conditions of the Credit Agreement;

(x)	Review, to the satisfaction of the Lenders of the Borrower’s pro-forma financial statements giving effect to the transaction. At a minimum these statements will confirm LTM EBITDA of greater than $13,800,000 for Yak and greater than $9,000,000 for Globalive, after accounting for adjustments and/or normalizations identified prior to close and agreed to by the Lenders;

(xi)	Confirmation that a minimum of $7,500,000 in cash will be on the combined balance sheet of the Borrower after repayment of the $10,000,000 bridge loan, payment of the Borrower’s $11,000,000 deposit submitted with the YAK Offer;

(xii)	No material adverse change for Globalive and Yak since dates of last audited fiscal year end;

(xiii)	Receipt of a satisfactory audit opinion on the audited financial statements for YAK for the year ended June 30, 2006;

(xiv)	The Borrower shall have obtained all necessary regulatory, government, Securities, FCC, CRTC and other third party consents necessary to effect the Transaction;

(xv)	Payment of all fees and expenses payable to the Lenders under the credit documents (including payment of the fees, charges and expenses of Lenders’ counsel);

(xvi)	The Borrower’s receipt of $10,000,000 in new Subordinated Debt or equity in terms satisfactory to the Lenders;

(xvii)	Compliance Certificate from CEO/CFO that the Borrower will meet all financial covenants at closing. Senior Debt/EBITDA to be no greater than 2.00:1 at closing;

(xviii)	Satisfactory completion of transaction as contemplated with minimum $17,000,000 cash consideration allocated towards purchase price;

(xix)	Such other documents as the Lenders may reasonably request;

(xx)	No Event of Default or event which would constitute an Event of Default with the giving of notice or the passage of time, either prior to or after giving effect to such borrowing;

(xxi)	Provision of a Notice of Borrowing;

(xxii)	The Transaction shall not be hostile; and

(xxiii)	Each Representation and Warranty shall be true and correct.

Representations & Warranties:

Usual and customary for transactions of this type (together with such other representations and warranties as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, (a) corporate status, (b) corporate power and authority, (c) enforceability, (d) no violation of law, contracts or organizational documents, (e) no material litigation, (f) correctness of specified financial information (including projections) and no material adverse change, (g) no required governmental or third party approvals (except to the extent already obtained), (h) use of proceeds, (i) no existing security interests, (j) compliance with laws (including environmental laws and regulations and other environmental matters), (k) compliance with pension matters, (l) status of existing debt, (o) existence and ownership of property and assets, (p) maintenance of appropriate insurance coverage, (q) payment of taxes, and (r) identification and description of subsidiaries and their jurisdictions of incorporation, the location of their places of business and assets and their capital structure.

Reporting Requirements:

Usual and customary for transactions of this type (together with such other reporting requirements as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, the following reporting in form and substance satisfactory to the Lender:

1.	Within 30 days after the end of each month, an Officer’s Certificate as to Receivable Value, on an aged basis, and a Monthly Statement of Available Credit Limit, as of that month-end;

2.	Within 90 days after the end of each fiscal year, the audited consolidated financial statements of the Borrower for such year, prepared in accordance with GAAP;

3.	Within 90 days after the end of each fiscal year, the consolidated financial statements of any material investments of the Borrowers for such year, prepared in accordance with GAAP;

4.	Within 30 days after the end of each month, the internal consolidated financial statements of the Borrower on a year to date basis (including segmental reporting showing YAK performance separate from Globalive) for the year to date, prepared in accordance with GAAP;

5.	Within 45 days after the end of each quarter, the internal consolidated financial statements of the Borrower (including segmental reporting showing YAK performance separate from Globalive) for the year to date, prepared in accordance with GAAP with a comparison to budget along with a compliance certificate accompanied by reasonably detailed financial covenant calculations;

6.	Within 30 days prior to the end of each fiscal year, a business plan/forecast for the Borrower (including segmental reporting and the projected capital expenditure budget) for its next fiscal year;

7.	Promptly after obtaining knowledge thereof, particulars of any failure by any of the Borrower and its Subsidiaries to perform or observe any of its covenants or agreements in favour of the Lenders;

8.	Promptly upon receipt and/or after obtaining knowledge thereof, copies of the auditor’s Management Letters or particulars of any Default Notices or material Litigation of the Borrower or any of its Subsidiaries in favour of the Lenders; and

9.	Such other information relative to the Borrower and its Subsidiaries, as the Lenders may reasonably require.

Affirmative Covenants:

Usual and customary for transactions of this type (together with such other affirmative covenants as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, the following summary of covenant requirements:

Payment of liabilities under credit documents; Payment and satisfaction of other indebtedness and material obligations; Maintenance of existence; Conduct of business; Insurance; Maintenance of property and permits; Compliance with laws; Payment of taxes, Supplemental disclosure; Intellectual property; Inspection of property, books and records; Environmental matters; Use of accommodation; Delivery and maintenance of security; Payment of Lenders’ expenses; and Further assurances.

The Borrower agrees and undertakes to effect a disposition via a sale, transfer, and/or shut down of Worldcity VOIP and YAK America within 120 days of closing.

“The Borrower agrees and undertakes to acquire or cause its subsidiaries to acquire as soon as possible (and, in any event, within seven days of the Closing) all remaining securities of Yak which have not been acquired by the Borrower or its subsidiaries on the Closing in each case for the same price per security as was paid for those securities of Yak which were acquired by the Borrower or its subsidiaries on the Closing.”

Negative Covenants:	Usual and customary for transactions of this type (together with such other negative covenants as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, the following summary of covenant requirements:

Limitations on additional indebtedness; Limitation on other security interests; limitation on mergers, amalgamations and acquisitions; Limitations on hostile take-over bids; Limitations on financial assistance; Limitations on interest rate, foreign exchange and other hedging programs; Limitations on capital expenditures; Limitations on investments, loans, dividends and/or advances and other capital reduction transactions; Limitations on employee loans and affiliate transactions; Limitations on change in control; Limitations on sale and leaseback transactions; Limitation on sale of assets; Limitations on change of organizational documents, corporate name, location and/or fiscal year; Limitation on change of business.

Financial Covenants:	The following financial covenants pertain to the Borrower on a consolidated basis in accordance with GAAP

1.	Fixed Charge coverage ratio defined as (i) EBITDA less Unfunded Capital Expenditures and cash taxes, divided by the sum of, (ii) total interest expense, scheduled principal payments, dividends paid, and payments made under capital leases, all measured on a rolling four quarter basis will be no less than 1.25:1 until the fiscal year ended December 31, 2007 at which time the covenant increases to 1.5:1;

2.	Senior Funded Debt to EBITDA, measured on a rolling four-quarter basis: :

a.	On Closing	2.25:1
b.	As of June 30, 2007	1.75:1
c.	As of December 31, 2007	1.50:1
d.	As of June 30, 2008	1.25:1
e.	As of December 31, 2008	1.00:1

3.	Total Funded Debt to EBITDA, measured on a rolling four-quarter basis: :

a.	On Closing	2.50:1
b.	As of June 30, 2007	2.00:1
c.	As of December 31, 2007	1.50:1
d.	As of June 30, 2008	1.25:1
e.	As of December 31, 2008	1.00:1

4.	Minimum Current Ratio: Not less than 1.0:1 on close, increasing to 1.1:1 commencing June 30, 2007. The current portion of the Credit Facilities arising from the bullet repayment would be excluded from the calculation in the appropriate quarterly covenant calculations

5.	Maximum Capex: $2,000,000 per annum.

6.	Minimum consolidated LTM EBITDA from Globalive of $9,000,000, increasing to $10,000,000 as at December 31, 2007 (for the purposes of this calculation and for greater clarity, LTM EBITDA from Globalive does not include any EBITDA originating from the YAK business or operations or any incremental EBITDA that might be generated by the Borrower in the event of a merger of YAK with the Borrower);

Consolidated LTM EBITDA will be defined as:

•	LTM EBITDA from Globalive plus LTM EBITDA for Canada Payphone Corporation (if not amalgamated prior to funding) plus LTM EBITDA for Yak normalized for the adjustments identified in the PWC due diligence report dated September 6th, 2006 but not including adjustments for the money losing operations (YAK America and Worldcity VoIP) until these operations are completely divested

Events of Default:

Usual and customary for transactions of this type (together with such other events of default as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances having regard to the Transaction and the results of the Lenders’ due diligence), including, without limitation, the following summary of events of default:

Failure to pay when due any principal, interest, fees or other amounts owing under the credit documents; Failure to comply with Affirmative Covenants, Negative Covenants, Financial Covenants, Reporting Requirements or other covenants under any of the credit documents; Breach of any Representations and Warranties; Cross default to other indebtedness; Any credit document ceasing to be enforceable, Security ceasing to constitute a security interest of the nature and priority contemplated under the credit documents or the validity or enforceability of any credit document being disputed by the Borrower or any of its subsidiaries; Material encumbrance or judgement; Material adverse effect; Involuntary or voluntary insolvency proceedings; Appointment of a receiver; Qualified auditor’s report; Change of control.

Assignments & Participations:

Customary for credit facilities of this nature. Subject to the consent of the Borrower at any time that no default or event of default is continuing, such consent not to be unreasonably withheld or delayed, the Lenders shall have the right to assign, sell or participate their respective rights and obligations in the Credit Facilities or in any borrowing thereunder, in whole or in part, to one or more persons (each of which shall be included in the references in this Summary to “Lenders”), subject to a minimum assignment amount of C$5,000,000.

General Indemnities:

Customary for credit facilities of this nature. The Borrower will indemnify the Lenders against all losses, liabilities, claims, damages or expenses, including without limitation legal or other expenses, incurred in connection with the entry into and performance of the Credit Facilities or the use of the Credit Facility proceeds, or the consummation of any transaction (including the Transaction) contemplated by the Credit Agreement, including the reasonable fees and disbursements of Lenders’ counsel.

Environmental Indemnities:	Usual and customary for transactions of this type.

Costs:

All reasonable legal and other out-of-pocket costs and expenses of the Lenders associated with the creation, documentation, syndication, publication, management, amendment, collection and enforcement of this Summary, the Credit Facilities and the Credit Agreement will be for the account of the Borrower, whether or not the transactions described in this Summary close.

Increased Costs:

The Borrower shall reimburse the Lenders and their holding companies, if any, for any additional costs or reduction of income arising as a result of the imposition of or increase in capital or other taxes on amounts paid by the Borrower to the Lenders, an imposition or increase in reserve requirements, or the imposition of any other condition affecting the Credit Facilities by any government, governmental agency or body, tribunal or regulatory authority. All payments under the credit documents shall be made free and clear of and without deduction for, all taxes, imposts, duties or other charges of any nature whatsoever.

Governing Law:	Province of Ontario and Canada.

Lenders’ Counsel:	Gowling Lafleur Henderson LLP.

Expiry:

This Committed Offer and the accompanying Fee Letter is open for acceptance by the Borrower until the end of the business day on September 29th, 2006 failing which the Committed Offer will become null and void.

Publicity:

From time to time, the Lenders publish advertisements or announcements of completed transactions. These advertisements or announcements may take the form of press releases, paid advertisements, project financing signs, internally displayed tombstones, or information displayed on the Internet or on the Lenders’ Intranet. The Borrower hereby consents to the publication of an advertisement or announcement of the within transaction.

This summary supercedes in all respects those summaries of terms delivered to you by the Lenders (and all other commitment letters, term sheets and other such agreements or documents).

Please acknowledge your agreement to the foregoing terms and conditions by signing this Committed Offer to Finance in the space provided below together with the Fees Letter and returning the signed copies to the undersigned on or before September 29th, 2006, failing which this Offer to Finance shall lapse and be of no effect.

Canadian Imperial Bank of Commerce /s/ DARYL JOHNSTON		Toronto Dominion Bank /s/ PAUL WATANABE
Name:	Daryl Johnston	Name:	Paul Watanabe
Title:	Director, Commercial Banking	Title:	Senior Manager

The undersigned confirms agreement to, an acceptance of the terms and conditions outlined above, this 29th day of September, 2006.

Globalive Communications Corp. /s/ ANTHONY LACAVERA
Per:	Anthony Lacavera
CEO

/s/ BRICE SCHESCHUK
Per:	Brice Scheschuk
CFO